Exercise of Options and Directors’ Dealings

Toronto, Ontario April 19, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL), received notice on April 14, 2012 that, on the same day, the following directors exercised options over an aggregate 5,500,000 ordinary shares of no par value in the Company (“Ordinary Shares”) in accordance with the rules of the Company’s Share Option Plan.

Director	Number of options exercised	Date of grant	Exercise price	Number of Ordinary Shares held post exercise	% of Ordinary Share capital
S.E.Hayden	4,000,000	April 24, 2002	$0.07 Cdn.	4,380,000	0.866%
F.C. Harvey	1,000,000	April 24, 2002	$0.07 Cdn.	1,204,300	0.238%
C.R.Jonsson	500,000	April 24, 2002	$0.07 Cdn.	559,469	0.111%
Total	5,500,000

The proceeds received, totalling $385,000 Cdn., will be added to the Company’s operating capital. Pursuant to the exercise of these options, the Company has made application to the London Stock Exchange for 5,500,000 new Ordinary Shares to be admitted to trading on AIM (“Admission”). It is expected that Admission will become effective on 25 April 2012.

Following this notification, the Company has 506,049,303 Ordinary Shares in issue.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com